

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

Via E-mail
Elliot Ehrlich
Chief Executive Officer
NanoAntibiotics, Inc.
9511 Collins Ave., Suite 807
Surfside, Florida 33154

> **Re: NanoAntibiotics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 15, 2013**
> **File No. 333-190635**

Dear Mr. Ehrlich:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Description of Business, page 26

1. We note your revisions in response to comment four of our letter dated October 2, 2013. We note in particular your disclosure regarding the total U.S. sales amount for each of the three major branded antibiotics in 2011. It is unclear how this disclosure is relevant to your business at this stage of your development. Please delete this disclosure or tell us why you believe such disclosure is appropriate.

2. We note that certain of the sources that you cite in this section are from 2005 and 2009. Given the date of these sources, please advise us why you believe that these sources continue to remain reliable.

3. You state herein and elsewhere that on October 3, 2013, Kard and Mr. Menon assigned all of their rights, formulations, and all studies and data related to efflux pump antibiotics to the Company. Please tell us how you have accounted for this transaction. The guidance in SAB Topic 5:G may apply.

4. You disclose on page 29 that S&T is paid on an hourly basis for their work and that thus far you have incurred $9,600 in costs by S&T for the months of July through September 30, 2013. Please disclose whether you have actually paid the $9,600 and the nature of the consideration, i.e., cash, stock, etc.

Elliot Ehrlich
NanoAntibiotics, Inc.
October 24, 2013
Page 2

5. Please clarify whether the payments for either or both of the Kard assignment and the S&T costs would be included in the $250,000 cash you have allocated for "lab studies" through December 31, 2013 as stated on page 24.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jenn Do, Staff Accountant, at 202-551-3743, or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or me at 202-551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief

cc: Matthew Ogurick, Esq. (*via E-mail*)
        K&L Gates LLP